October 29, 2007	Marc A. Rubenstein (617) 951-7826 marc.rubenstein@ropesgray.com
Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

Re:	RXi Pharmaceuticals Corporation Registration Statement on Form S-1
Ladies and Gentlemen:
On behalf of RXi Pharmaceuticals Corporation (the “Company”), submitted herewith for filing is the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Please note that this Registration Statement includes three (3) prospectuses: one (1) prospectus to be used for the distribution by CytRx Corporation (“CytRx”) of shares of the Company’s common stock to the holders of common stock of CytRx, one (1) prospectus to be used for the award by CytRx of shares of the Company’s common stock to some of CytRx’s directors, officers and employees and one (1) prospectus to be used for the resale by CytRx of shares of the Company’s common stock after the distribution and award transactions pursuant to the aforementioned prospectuses.
If you have any questions or comments, of if you require any additional information, please contact the undersigned by telephone at (617) 951-7826 or Stephanie Miller at (617) 951-7896 or by facsimile at (617) 951-7050. Thank you for your assistance.
Very truly yours,
/s/ Marc A. Rubenstein
Marc A. Rubenstein
Enclosures